Exhibit 99.2

EKSPORT
FINANS
NORWAY
THIRD QUARTER REPORT 2015
Eskportfinans ASA

Financial highlights 03
Report from the board of directors 04
Results 04
Balance sheet 05
Lending 05
Securities 05
Funding 06
Liquidity 06
Events after the balance sheet date 07
Condensed statement of comprehensive income 08
Condensed balance sheet 09
Condensed statement of changes in equity 10
Condensed cash flow statement 11
Notes to the condensed financial statements 12
Cover photo: Elise Lindbæk (Fanaråken, Norway)
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the third quarter and first nine months, respectively, of 2015 and 2014 are unaudited.
Third quarter First nine months
(NOK million) 2015 2014 2015 2014
Net interest income 75 110 299 341
Total comprehensive income 1) 235 (1,055) (251) (4,219)
Return on equity 2) 12.7% (50.4%) (4.4%) (56.4%)
Net return on average assets and liabilities 3) 0.24% 0.35% 0.35% 0.34%
Net operating expenses / average assets 4) 0.13% 0.12% 0.15% 0.17%
Total assets 67,513 91,060 67,513 91,060
Loans outstanding 5) 30,270 41,262 30,270 41,262
Public sector borrowers or guarantors 6) 39.1% 35.2% 39.1% 35.2%
Core capital adequacy 30.3% 23.9% 30.3% 23.9%
Capital adequacy 30.3% 24.7% 30.3% 24.7%
Exchange rate NOK/USD 7) 8.5017 6.4524 8.5017 6.4524
Definitions
1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 583 million for the first nine months of 2015 compared to net losses of NOK 5,971 million for the first nine months of 2014. For the third quarter of 2015 net gains on financial instruments at fair value amount to NOK 247 million compared to net losses on financial instruments at fair value of NOK 1,500 million in the third quarter of 2014.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.
Third quarter report 2015 3

Report from the board of directors

Results

Third quarter 2015

Net interest income was NOK 75 million for the third quarter of 2015 compared to NOK 110 million for the same period in 2014. The reduction is primarily due to a lower level of interest generating assets.

Total comprehensive income was positive NOK 235 million for the third quarter of 2015. The comparable figure was negative NOK 1,055 million for the third quarter of 2014. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

First nine months 2015

Net interest income amounted to NOK 299 million for the first nine months of 2015, compared to NOK 341 million for the same period in 2014. The lower net interest income was mainly a result of the lower level of interest generating assets.

Profit/(loss) for the period

Total comprehensive income in the first nine months of 2015 was negative NOK 251 million, compared to negative NOK 4,219 million for the same period in 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans' own debt.

Table 1 below shows the calculation of the non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 161 million for the first nine months of 2015. This was an increase of NOK 48 million compared to the same period in 2014. The primary reason for this increase is a gain in the first quarter of 2015 of around NOK 30 million before tax, related to the realization of ISK 2 billion of previously frozen funds in Iceland. Also affecting this result positively is a reversal of a contingency of NOK 26 million related to Lehman Brothers International (Europe) (in administration) in the second quarter and an actuarial gain of NOK 17 million after tax related to changes in estimated

Table 1: Non-IFRS profit for the period

	Third quarter		First nine months	
(NOK million)	2015	2014	2015	2014
Comprehensive income according to IFRS	235	(1,055)	(251)	(4,219)
Net unrealized losses/(gains)	(261)	1,487	566	5,931
Unrealized gains/(losses) related to Glitnir [1]	5	2	3	2
Tax effect of the items above	68	(402)	(157)	(1,602)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	47	32	161	113
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [2]	2.5%	1.7%	2.8%	2.1%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).

2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Third quarter report 2015 4

pension commitments in the third quarter of 2015. The lower level of interest generating assets had an adverse effect.
Net other operating income
Net other operating income was negative NOK 574 million for the first nine months of 2015 compared to negative NOK 5,964 million in the same period of 2014.
These figures are primarily due to large fluctuations in the credit spreads of Eksportfinans’ own debt. In the first nine months of 2015, unrealized gains on Eksportfinans’ own debt amounted to NOK 312 million compared to unrealized losses of NOK 7,955 million in the corresponding period of 2014 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 511 million in the first nine months of 2015 (whereof around NOK 509 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 5,928 million in the same period of 2014 (see note 15 to the accompanying condensed financial statements).
The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1,799 million as of September 30, 2015 (whereof around NOK 1,797 million is due to credit spread effects), compared to NOK 2,310 million as of December 31, 2014 and NOK 2,406 million as of September 30, 2014.
Total operating expenses
Total operating expenses amounted to NOK 96 million in the first nine months of 2015, compared to NOK 133 million for the same period in 2014. The main reasons for this decrease are high litigation expenses in 2014, combined with a generally lower level of expenses in 2015.
Balance sheet
Total assets amounted to NOK 67.5 billion at September 30, 2015, compared to NOK 85.6 billion at December 31, 2014, and NOK 91.1 billion at September 30, 2014. The reduction was mainly due to repayments on the debt portfolio.
Outstanding bond debt was NOK 51.0 billion at September 30, 2015, compared to NOK 66.4 billion at December 31, 2014, and NOK 72.3 billion at September 30, 2014. Again, the decrease was mainly due to repayments on the debt portfolio.
The capital ratio was 30.3 percent at September 30, 2015 compared to 24.4 percent at December 31, 2014, and 24.7 percent at September 30, 2014. The core capital ratio was 30.3 percent at September 30, 2015 compared to 24.3 percent at December 31, 2014, and 23.9 percent at September 30, 2014.
Lending
The volume of outstanding export loans was NOK 28.4 billion at September 30, 2015, compared to NOK 36.1 billion at December 31, 2014, and NOK 37.8 billion at September 30, 2014. The decrease in volume of outstanding export loans is due to maturities of existing portfolio and no new lending activities.
Eksportfinans’ involvement in local government lending totaled NOK 1.9 billion at September 30, 2015, compared to NOK 3.0 billion at December 31, 2014 and NOK 3.5 billion at September 30, 2014.
The negative impact of falling oil prices on the oil and oil services industries in Norway and worldwide does not affect Eksportfinans’ loan book in any material way as the majority of loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The total securities portfolio was NOK 21.8 billion at September 30, 2015 compared to NOK
28.0 billion at December 31, 2014 and NOK
35.2 billion at September 30, 2014.
The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 6.6 billion at September 30, 2015, compared to
Third quarter report 2015 5

NOK 6.9 billion at December 31, 2014 and NOK 6.8 billion at September 30, 2014. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 14 to the accompanying condensed financial statements.

The fair value of the liquidity reserve portfolio was NOK 15.2 billion at September 30, 2015, compared to NOK 21.1 billion at December 31, 2014 and NOK 28.4 billion at September 30, 2014.

Funding

Eksportfinans did not seek new long term funding from the markets during the first nine months of 2015.

Liquidity

As at September 30, 2015, short term liquidity amounted to NOK 20.1 billion, consisting of the liquidity reserve portfolio of NOK 15.2 billion and cash equivalents of NOK 4.9 billion. Including the PHA portfolio of NOK 6.6 billion, total liquidity reserves totaled NOK 26.7 billion at the end of September 2015. The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term.

A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of September 30, 2015, plus the amounts of maturing loans and investments and minus the amounts of maturing bond debt, based on estimated maturities.

During the first nine months of 2015, the liquidity position has been affected by foreign exchange rate fluctuations and adverse movements in key market risk factors, primarily on the debt portfolio. In the first nine months of 2015, high levels on the JPY/USD exchange rate led to shorter estimated maturities on the structured bond portfolio.

Market developments have been within the scenarios covered in the company's liquidity planning activities. Liquidity reserves, any loan prepayments in addition to the company's

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at Sept. 30, 2015 [1]				20.1
2015	2.1	1.7	0.4	20.1
2016	28.4	9.4	1.8	2.9
2017	10.2	5.3	1.8	-0.3
2018	1.7	3.8	0.5	2.3
2019	2.4	3.0	0.4	3.3
2020	0.4	2.8	0.4	6.2
2021	2.9	1.3	0.3	4.9
2022	0.6	0.9	0.3	5.5
2023	0.3	0.5	0.3	6.0
2024	0.2	0.4	0.2	6.5
Thereafter	4.1	0.7	0.6	3.7
Total	53.3	29.9	7.0	

1) Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at September 30, 2015.

Third quarter report 2015 6

liquidity contingency plans are expected to meet liquidity needs going forward. This includes the company’s annually renewed USD 1 billion credit facility (see note 14) with its three largest owner banks.
Events after the balance sheet date
There are no events after the balance sheet date materially affecting the financial statements.
Oslo, November 5, 2015 EKSPORTFINANS ASA The board of directors
Third quarter report 2015 7

Condensed statement of comprehensive income
The information for the third quarter and the first nine months of 2015 and 2014 are unaudited.
Third quarter First nine months
(NOK million) 2015 2014 2015 2014 Note
Interest and related income 419 546 1,383 1,736
Interest and related expenses 344 436 1,084 1,395
Net interest income 75 110 299 341
Net commissions related to banking services (1) (1) (2) (2)
Net gains/(losses) on financial instruments at fair value 247 (1,500) (583) (5,971) 2,15
Other income 4 3 11 9
Net other operating income/(loss) 250 (1,498) (574) (5,964)
Total operating income 325 (1,388) (275) (5,623)
Salaries and other administrative expenses 22 25 79 115
Depreciations 4 4 12 12
Other expenses 2 2 5 6
Total operating expenses 28 31 96 133
Pre-tax operating loss 297 (1,419) (371) (5,756)
Taxes 79 (384) (103) (1,557)
Profit/loss for the period 218 (1,035) (268) (4,199)
Other comprehensive income * 17 (20) 17 (20)
Total comprehensive income 235 (1,055) (251) (4,219)
* Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
Third quarter report 2015 8

Unaudited

Condensed balance sheet

(NOK million)	Sep 30, 2015	Dec 31, 2014	Sep 30,2014	Note
Loans due from credit institutions [1]	9,118	12,370	9,913	4,6,7
Loans due from customers [2]	26,102	33,372	35,251	5,6,7
Securities	21,853	27,991	35,170	8
Financial derivatives	5,404	7,071	6,948	
Intangible assets	3	4	4	
Property, equipment and investment property	207	217	218	9
Other assets	4,826	4,604	3,556	10
Total assets	**67,513**	**85,629**	**91,060**	
Bond debt [3]	51,037	66,413	72,294	11
Financial derivatives	4,597	5,129	4,644	
Taxes payable	50	372	45	
Deferred tax liabilities	83	229	515	
Other liabilities	2,992	4,600	4,629	12
Provisions	138	161	127	
Subordinated debt	1,107	965	950	
Total liabilities	**60,004**	**77,869**	**83,204**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	1,043	1,043	5,349	
Other equity	3,695	3,946	(264)	
Total shareholders' equity	**7,509**	**7,760**	**7,856**	
Total liabilities and shareholders' equity	**67,513**	**85,629**	**91,060**	

1) Of NOK 9,118 million at September 30, 2015, NOK 8,989 million is measured at fair value through profit or loss and NOK 129 million is measured at amortized cost. Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost. Of NOK 9,913 million at September 30, 2014, NOK 9,793 million is measured at fair value through profit or loss and NOK 120 million is measured at amortized cost.

2) Of NOK 26,102 million at September 30, 2015, NOK 10,470 million is measured at fair value through profit or loss and NOK 15,632 million is measured at amortized cost. Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost. Of NOK 35,251 million at September 30, 2014, NOK 16,768 million is measured at fair value through profit or loss and NOK 18,483 million is measured at amortized cost.

3) Of NOK 51,037 million at September 30, 2015, NOK 34,970 million is measured at fair value through profit or loss and NOK 16,067 million is measured at amortized cost. Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost. Of NOK 72,294 million at September 30, 2014, NOK 53,492 million is measured at fair value through profit or loss and NOK 18,802 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2015 9

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Reserve unrealized gains [1][3]	Other equity[3]	Comprehensive income [2]	Total equity
Equity at January 1, 2014	2,771	5,349	3,955	0	12,075
Actuarial gains/(losses) and other comprehensive income	0	0	0	(20)	(20)
Profit/(loss) for the period	0	0	0	(4,199)	(4,199)
Equity at September 30, 2014	**2,771**	**5,349**	**3,955**	**(4,219)**	**7,856**
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Actuarial gains/(losses) and other comprehensive income	0	0	0	17	17
Profit/(loss) for the period	0	0	0	(268)	(268)
Equity at September 30, 2015	**2,771**	**1,043**	**3,946**	**(251)**	**7,509**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2015.

3) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 382 million and increased other equity by NOK 113 million. The closing balances would have been NOK 661 million for the reserve for unrealized gains, and NOK 4,059 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2015 10

Unaudited
Condensed cash flow statement
First nine months
(NOK million) 2015 2014
Pre-tax operating profit/(loss) (371) (5,756)
Provided by operating activities:
Accrual of contribution from the Norwegian government (118) (120)
Unrealized losses/(gains) on financial instruments at fair value 566 5,932
Depreciation 12 12
Principal collected on loans 11,671 18,364
Purchase of financial investments (trading) (10,880) (17,916)
Proceeds from sale or redemption of financial investments (trading) 18,167 8,858
Contribution paid by the Norwegian government 0 337
Taxes paid (373) 0
Changes in:
Accrued interest receivable 145 (178)
Other receivables 384 (111)
Accrued expenses and other liabilities (2,203) 11
Net cash flow from operating activities 17,000 9,433
Proceeds from sale or redemption of financial investments 1 477
Net cash flow from financial derivatives 5,399 1,932
Purchases of fixed assets (1) (16)
Net cash flow from investing activities 5,399 2,393
Change in debt to credit institutions (2) 0
Principal payments on bond debt (24,247) (14,677)
Net cash flow from financing activities (24,249) (14,677)
Net change in cash and cash equivalents *) (1,850) (2,851)
Cash and cash equivalents at beginning of period 6,013 6,254
Effect of exchange rates on cash and cash equivalents 709 263
Cash and cash equivalents *) at end of period 4,872 3,666
*) Cash equivalents are defined as bank deposits with original maturity less than three months.
The accompanying notes are an integral part of these condensed financial statements.
Third quarter report 2015 11

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2014) are the same as those applied in Eksportfinans' annual financial statements of 2014. Those financial statements were approved for issue by the Board of Directors on February 13, 2015 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2014. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2014. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.

The information for the three months and nine months ended September 30, 2015 and 2014 is unaudited. The information as of and for the year ended December 31, 2014 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2014.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2015	2014	2015	2014
Securities held for trading	1	2	(3)	7
Financial derivatives	(15)	(15)	(48)	(45)
Other financial instruments at fair value	0	0	34	(2)
Net realized gains/(losses)	**(14)**	**(13)**	**(17)**	**(40)**
Loans and receivables	(50)	8	(79)	(3)
Securities [1]	(179)	71	(224)	518
Financial derivatives [2]	(436)	1,925	(577)	1,509
Bond debt [3] [4]	905	(3,492)	287	(7,953)
Subordinated debt and capital contribution securities [3] [4]	14	1	25	(3)
Other	7	0	2	1
Net unrealized gains/(losses)	**261**	**(1,487)**	**(566)**	**(5,931)**
Net realized and unrealized gains/(losses)	**247**	**(1,500)**	**(583)**	**(5,971)**

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2015	2014	2015	2014
Securities held for trading	(143)	41	(149)	464
Securities designated as at fair value at initial recognition	(36)	30	(75)	54
Total	**(179)**	**71**	**(224)**	**518**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a gain of NOK 197 million as of September 30, 2015 and a loss of NOK 497 million as of September 30, 2014.

3) In the first nine months of 2015, Eksportfinans had an unrealized gain of NOK 312 million (loss of NOK 7,955 million in the corresponding period of 2014) on its own debt.

4) In the first nine months of 2015, Eksportfinans had an unrealized loss of NOK 0 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,382 million in the corresponding period of 2014). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a gain of NOK 312 million (loss of NOK 6,573 million in the same period of 2014).

See note 15 for a presentation of the above table including effects from economic hedging.

Third quarter report 2015 12

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at September 30, 2015, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Risk-weighted assets and off-balance sheet items

(NOK million)	Sep 30, 2015		Dec 31, 2014		Sep 30, 2014	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	67,513	17,269	85,629	22,213	91,060	22,325
Off-balance sheet items		51		70		61
Operational risk		1,847		1,847		2,315
Total currency risk		683		546		480
Total risk-weighted value		**19,849**		**24,677**		**25,182**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Sep 30, 2015		Dec 31, 2014		Sep 30, 2014	
Core capital [1]	6,023	30.3%	5,987	24.3 %	6,016	23.9 %
Additional capital [2]		0.0%	37	0.1 %	213	0.8 %
Total regulatory capital		**30.3%**	**6,024**	**24.4 %**	**6,229**	**24.7 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	Sep 30, 2015	Dec 31,2014	Sep 30, 2014
Cash equivalents [1]	4,872	6,013	3,666
Other bank deposits and claims on banks [3]	(152)	173	(115)
Loans to other credit institutions, nominal amount (also included in note 6) [2]	4,531	6,268	6,422
Accrued interest on loans and unamortized premium/discount on purchased loans	(16)	(16)	(13)
Adjustment to fair value on loans	(117)	(68)	(47)
Total	**9,118**	**12,370**	**9,913**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 2,697 million at September 30, 2015, NOK 4,770 million at December 31, 2014 and NOK 4,565 million at September 30, 2014.
3) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market

Third quarter report 2015 13

Unaudited
for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.
5. Loans due from customers
(NOK million) Sep 30, 2015 Dec 31,2014 Sep 30, 2014 Loans due from customers, nominal amount (also included in note 6) 25,739 32,906 34,840 Accrued interest on loans and unamortized premium/discount on purchased loans 326 398 362 Adjustment to fair value on loans 37 68 49 Total 26,102 33,372 35,251
6. Total loans due from credit institutions and customers
Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.
(NOK million) Sep 30, 2015 Dec 31,2014 Sep 30, 2014 Loans due from credit institutions 4,531 6,268 6,422 Loans due from customers 25,739 32,906 34,840 Total nominal amount 30,270 39,174 41,262 Commercial loans 14,873 21,333 23,076 Government-supported loans 15,397 17,841 18,186 Total nominal amount 30,270 39,174 41,262 Capital goods 8,527 10,112 10,391 Ships 13,985 17,443 17,788 Export-related and international activities *) 5,870 8,535 9,561 Direct loans to Norwegian local government sector 1,165 2,345 2,783 Municipal-related loans to other credit institutions 700 700 700 Loans to employees 23 39 39 Total nominal amount 30,270 39,174 41,262
*) Export-related and international activities consist of loans to the following categories of borrowers:
(NOK million) Sep 30, 2015 Dec 31,2014 Sep 30, 2014 Shipping 2,905 2,934 3,280 Infrastructure 797 977 981 Banking and finance 744 626 734 Real estate management 673 995 475 Oil and gas 346 485 457 Consumer goods 300 450 468 Environment 105 118 121 Renewable energy 0 1,950 3,044 Other categories 0 0 1 Total nominal amount 5,870 8,535 9,561
Third quarter report 2015 14

Unaudited

7. Loans past due or impaired

(NOK million)	Sep 30, 2015	Dec 31,2014	Sep 30, 2014
Interest and principal installment 1-30 days past due	12	0	0
Not matured principal on loans			
with payments 1-30 days past due	64	0	0
Interest and principal installment 31-90 days past due	0	0	1
Not matured principal on loans			
with payments 31-90 days past due	0	0	10
Interest and principal installment			
more than 90 days past due	162	212	171
Not matured principal on loans			
with payments more than 90 days past due	290	329	301
Total loans past due	**528**	**541**	**484**
Relevant collateral or guarantees received *)	421	440	393
Fair value adjustment on loans past due	69	66	55
Impairments on loans measured at amortized cost	0	0	0

*) A total of NOK 107 million relates to exposure towards Icelandic banks as of September 30, 2015, NOK 101 million as of December 31, 2014 and NOK 91 million as of September 30, 2014, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 421 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 96 percent of the amounts in default. The remaining 4 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million)	Sep 30, 2015	Dec 31, 2014	Sep 30,2014
Trading portfolio	19,995	26,292	33,220
Other securities at fair value through profit and loss	1,858	1,699	1,950
Total	**21,853**	**27,991**	**35,170**

9. Property, equipment and investment property

(NOK million)	Sep 30, 2015	Dec 31, 2014	Sep 30, 2014
Buildings and land in own use	124	130	130
Investment property	76	79	79
Total buildings and land	**200**	**209**	**209**
Other fixed assets	7	8	9
Total fixed assets and investment property	**207**	**217**	**218**

Third quarter report 2015 15

Unaudited 10. Other assets

(NOK million) Sep 30, 2015 Dec 31, 2014 Sep 30,2014 Settlement account 108 Agreement 239 182 198 Cash collateral provided 3,232 3,181 2,263 Collateral deposit *) 1,275 1,115 968 Other 80 126 127 Total other assets 4,826 4,604 3,556

*)The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.
11. Bond debt
(NOK million) Sep 30, 2015 Dec 31, 2014 Sep 30,2014 Bond debt 51,102 66,157 73,271 Adjustment to fair value on debt (894) (607) (1,967) Accrued interest 829 863 990 Total bond debt 51,037 66,413 72,294
12. Other liabilities
(NOK million) Sep 30, 2015 Dec 31, 2014 Sep 30,2014 Grants to mixed credits 44 44 44 Cash collateral received 2,931 4,508 4,543 Other short-term liabilities 17 48 42 Total other liabilities 2,992 4,600 4,629
13. Segment information
The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary in 2009. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.
Third quarter report 2015 16

Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2015	2014	2015	2014	2015	2014
Net interest income [1]	**200**	**239**	**9**	**18**	**90**	**84**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	33	1	2	0	(52)	(38)
Income/expense allocated by volume [4]	15	(11)	1	(1)	17	(7)
Net other operating income	**48**	**(10)**	**3**	**(1)**	**(35)**	**(45)**
Total operating income	**248**	**229**	**12**	**17**	**55**	**39**
Total operating expenses	**40**	**63**	**3**	**5**	**53**	**65**
Pre-tax operating profit/(loss)	**208**	**166**	**9**	**12**	**2**	**(26)**
Taxes	56	42	2	3	1	(6)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**153**	**124**	**7**	**9**	**1**	**(20)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2015	2014
Export lending	153	124
Municipal lending	7	9
Securities	1	(20)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**161**	**113**
Net unrealized gains/(losses) [1]	(566)	(5,931)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(3)	(2)
Tax effect of the items above	157	1,602
Total comprehensive income	**(251)**	**(4,219)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

Third quarter report 2015 17

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(1,688)	(621)	13	(3,554)	105
Balance September 30, 2015	**2,623**	**(68)**	**102**	**10,940**	**(437)**
Balance January 1, 2014	4,732	312	73	16,622	(295)
Change of balance January 1, 2014 [6]	0	0	0	1,455	0
Change in the period	(346)	499	4	(2,013)	(314)
Balance September 30, 2014	**4,386**	**812**	**77**	**16,064**	**(609)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2014, (filed with the Securities and Exchange Commission on April 29, 2015 and published on Eksportfinans' web page, www.eksportfinans.no).
6) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

Third quarter report 2015 18

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2015	2014	2015	2014
Securities [1]	(14)	(13)	(51)	(38)
Other financial instruments at fair value [1]	0	0	34	(1)
Net realized gains/(losses)	**(14)**	**(13)**	**(17)**	**(39)**
Loans and receivables [1]	(55)	13	(55)	(13)
Securities [1]	3	(20)	13	(15)
Bond debt [1] [2] [3]	314	(1,480)	(502)	(5,902)
Subordinated debt and capital contribution securities [1] [2] [3]	(1)	(5)	(9)	(26)
Other financial instruments at fair value [1]	6	1	2	0
Net unrealized gains/(losses)	**267**	**(1,491)**	**(551)**	**(5,956)**
Financial derivatives related to the 108 Agreement [4]	(6)	4	(15)	24
Net realized and unrealized gains/(losses)	**247**	**(1,500)**	**(583)**	**(5,971)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,799 million as of September 30, 2015, compared to NOK 2,406 million as of September 30, 2014.
3) In the first nine months of 2015, Eksportfinans had an unrealized loss of NOK 511 million (loss of NOK 5,928 million in the same period of 2014) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first nine months of 2015 and 2014, the company recorded NOK 1,403 million and NOK 1,735 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,939 million and NOK 1,960 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 20 million, and positive NOK 2 million, respectively, of interest income on economic hedging instruments and negative NOK 855 million and negative NOK 565 million, respectively, of interest expense on economic hedging instruments.

Third quarter report 2015 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	4,032	7	2,481	42	213	6,775
Loans and receivables due from customers	74	753	1,408	15,861	13,252	31,348
Securities	110	1,872	10,373	2,584	4,781	19,720
Derivatives net settled	28	583	568	718	506	2,402
Derivatives gross settled (pay leg)	(10,044)	(6,102)	(11,041)	(11,165)	(4,214)	(42,566)
Derivatives gross settled (receive leg)	10,542	6,341	11,709	12,050	4,384	45,027
Cash collateral	0	3,232	0	0	0	3,232
Total assets	**4,742**	**6,686**	**15,498**	**20,091**	**18,921**	**65,938**
Liabilities						
Deposits	0	0	0	0	0	0
Non-structured bond debt	41	687	23,359	16,018	2,858	42,963
Structured bond debt	666	209	1,509	3,387	5,807	11,579
Derivatives net settled	46	82	417	1,602	179	2,327
Derivatives gross settled (pay leg)	2,377	4,611	6,562	2,214	3,433	19,197
Derivatives gross settled (receive leg)	(2,319)	(4,437)	(5,349)	(2,063)	(3,389)	(17,557)
Cash collateral	0	2,931	0	0	0	2,931
Subordinated loans	0	1,112	0	0	0	1,112
Total liabilities	**812**	**5,194**	**26,498**	**21,159**	**8,888**	**62,552**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,143	13	1,068	2,672	254	9,149
Loans and receivables due from customers	305	441	3,536	16,177	19,289	39,748
Securities	493	1,704	11,441	10,845	2,602	27,084
Derivatives net settled	15	85	1,111	1,158	540	2,910
Derivatives gross settled (pay leg)	(5,184)	(8,859)	(17,463)	(20,948)	(4,623)	(57,076)
Derivatives gross settled (receive leg)	5,622	9,167	18,400	22,738	4,853	60,781
Cash collateral	0	4,508	0	0	0	4,508
Total assets	**6,394**	**7,059**	**18,093**	**32,642**	**22,915**	87,104
Liabilities						
Non-structured bond debt	27	153	12,514	34,343	2,564	49,601
Structured bond debt	388	786	5,530	9,156	5,111	20,972
Derivatives net settled	79	84	412	1,821	384	2,779
Derivatives gross settled (pay leg)	560	96	5,746	5,099	1,802	13,304
Derivatives gross settled (receive leg)	(560)	(92)	(4,664)	(4,020)	(1,777)	(11,113)
Cash collateral	0	3,181	0	0	0	3,181
Subordinated loans	0	0	977	0	0	977
Total liabilities	**494**	**4,207**	**20,514**	**46,399**	**8,085**	**79,699**

Third quarter report 2015 20

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	1,900	13	1,697	2,690	264	6,563
Loans and receivables due from customers	562	382	3,231	17,420	20,736	42,331
Securities	3,921	4,737	9,209	9,823	3,535	31,226
Derivatives net settled	28	563	729	1,193	537	3,050
Derivatives gross settled (pay leg)	(11,807)	(14,387)	(9,745)	(26,683)	(6,532)	(69,154)
Derivatives gross settled (receive leg)	12,503	14,993	9,995	28,393	7,035	72,918
Cash collateral	0	4,543	0	0	0	4,543
Total assets	**7,108**	**10,844**	**15,116**	**32,836**	**25,575**	**91,478**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	35	10,355	10,754	30,419	2,298	53,861
Structured bond debt	2,233	342	2,597	7,745	10,967	23,885
Derivatives net settled	48	83	450	1,852	448	2,881
Derivatives gross settled (pay leg)	1,574	226	3,457	3,367	4,529	13,152
Derivatives gross settled (receive leg)	(1,528)	(214)	(2,912)	(2,693)	(4,957)	(12,302)
Cash collateral	0	2,263	0	0	0	2,263
Subordinated loans	0	42	0	882	0	924
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**2,362**	**13,098**	**14,345**	**41,572**	**13,286**	**84,663**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2014, except that there has been a change in the input used to calculate the fair value of unstructured bond debt. Historically, the credit spreads applied in the fair value measurement have been derived from current spreads on Eksportfinans' USD benchmarks quoted by Bloomberg. As fewer benchmarks are outstanding and the trading activity in the benchmark is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices. As a result of the change of input to the fair value measurement, unstructured bond debt is transferred from level 2 to level 3 in the fair value hierarchy.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	September 30, 2015		September 30, 2014	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.7)	7.0 %	(0.7)	5.3 %
Loans to municipalities	(0.3)	8.2 %	(1.3)	12.3 %
Collaboration loans	(0.2)	17.0 %	(0.5)	18.7 %
Guaranteed loans	(2.8)	67.8 %	(3.8)	63.7 %
Total loans		**100.0 %**		**100.0 %**

Third quarter report 2015 21

Unaudited

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 150 basis points as of September 30, 2015 (from -4 basis points to 171 basis points as of September 30, 2014). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 16 million. As of September 30, 2014 a 95 percent confidence interval was 1 basis point representing NOK 6 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors as of September 30, 2015. Among the nine different quote providers, the major price provider (Bloomberg) covered 82 percent (88 percent as of September 30, 2014). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	September 30, 2015	September 30, 2014
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	6.3	9.3
Structured bond debt	6.5	10.9

The spreads applied for fair value measurement of bond debt are in the range from 100 basis points to 175 basis points as of September 30, 2015 (from 57 basis points to 153 basis points as of September 30, 2014).

Subordinated debt:

Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of September 30, 2015 by approximately NOK 0.2 million (NOK 1.1 million as of September 30, 2014). The spread applied for fair value measurement of the subordinated debt is 100 basis points as of September 30, 2015, resulting in a price of 104.39. As of September 30, 2014 the spread applied for fair value measurement of the subordinated debt was 153 basis points, resulting in a price of 107.67.

17.2 Financial assets measured at fair value through profit or loss

	September 30, 2015				September 30, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	837	7,751	393	8,981	1,773	7,686	333	9,792
Loans due from customers	0	542	9,928	10,470	0	2,150	14,618	16,768
Securities	0	21,853	0	21,853	0	35,170	0	35,170
Financial derivatives	0	4,447	958	5,404	0	5,467	1,481	6,948
Other assets	0	3,232	0	3,232	0	2,263	0	2,263
Total fair value	837	37,825	11,278	49,940	1,773	52,736	16,432	70,941

17.3 Financial liabilities measured at fair value through profit or loss

	September 30, 2015				September 30, 2014			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	25,067	25,067	0	32,372	0	32,372
Structured bond debt	0	0	9,903	9,903	0	0	21,120	21,120
Financial derivatives	0	3,377	1,220	4,597	0	3,680	963	4,643
Other liabilities	0	2,937	0	2,937	0	4,547	0	4,547
Subordinated debt	0	0	1,107	1,107	0	0	949	949
Total fair value	0	6,314	37,297	43,611	0	40,599	23,032	63,631

Third quarter report 2015 22

Unaudited

Movement of level 3 financial assets

	From January 1, 2015 to September 30, 2015				From January 1, 2014 to September 30, 2014			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	384	13,471	1,408	15,263	476	22,580	1,428	24,484
Total gains or losses *)	49	1,028	(40)	1,037	18	1,340	434	1,792
Settlements	(40)	(4,571)	(410)	(5,021)	(161)	(9,302)	(381)	(9,844)
Closing balance	393	9,928	958	11,279	333	14,618	1,481	16,432
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	49	1,028	17	1,094	18	1,340	799	2,157

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

	From January 1, 2015 to September 30, 2015					From January 1, 2014 to September 30, 2014			
(NOK million)	Structured bond debt	Unstructured bond debt	Financial derivatives	Subordinated debt	Total	Bond debt	Financial derivatives	Subordinated debt	Total
Opening balance	19,922	0	913	965	21,800	25,502	2,208	902	28,612
Total gains or losses *) **)	(654)	(182)	747	142	53	6,570	(997)	48	5,621
Settlements	(9,365)	(6,096)	(440)	0	(15,901)	(10,953)	(248)	0	(11,201)
Transfers ***)	0	31,345	0	0	31,345	0	0	0	0
Closing balance	9,903	25,067	1,220	1,107	37,297	21,119	963	950	23,032
Total gains or losses *) **) for the period in profit or loss for liabilities held at the end of the reporting period	326	(165)	803	142	1,106	5,098	(632)	48	4,514

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
***) Unstructured bond debt is transferred from level 2 to level 3 assets due to lack of observable market data.

Third quarter report 2015 23

Unaudited

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Sep 30, 2015		Dec 31,2014		Sep 30, 2014	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	9,068	9,118	13,214	12,370	9,870	9,913
Loans due from customers	28,654	26,102	36,448	33,372	38,197	35,251
Securities	21,853	21,853	27,991	27,991	35,170	35,170
Repurchase receivable	0	0	0	0	0	0
Financial derivatives	5,404	5,404	7,071	7,071	6,948	6,948
Other assets	4,826	4,826	4,605	4,605	3,556	3,556
Liabilities						
Non-structured bond debt	43,110	41,134	48,879	46,491	53,414	51,175
Structured bond debt	9,903	9,903	19,922	19,922	21,120	21,120
Financial derivatives	4,597	4,597	5,129	5,129	4,644	4,644
Other liabilities	2,996	2,992	4,604	4,599	4,633	4,629
Subordinated debt	1,107	1,107	965	965	950	950

18. Contingencies

Although Eksportfinans is no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either Eksportfinans or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. As the Ministry does not agree, the matter will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect Eksportfinans' results of operations or financial position. The Company expects to have a final result of the disagreement by the end of second quarter 2016.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Third quarter report 2015 24